Exhibit 15.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of
Navios Maritime Partners L.P.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in partners’ capital and comprehensive income and cash flows present fairly, in all material respects, the financial position of Navios Maritime Partners L.P. and its subsidiaries (the “Company”) at December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2010 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 1, 2011

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

		December 31,	December 31,
	Notes	2010	2009

ASSETS
Current assets
Cash and cash equivalents	3	$51,278	$77,878
Restricted cash		824	13,322
Accounts receivable, net	4	936	602
Prepaid expenses and other current assets	5	2,574	777

Total current assets		55,612	92,579

Vessels, net	6	612,358	299,695
Deferred financing costs, net		2,582	1,431
Other long term assets		242	179
Intangible assets	7	170,091	40,372
Deposits for vessel acquisitions	6	—	2,500

Total non-current assets		785,273	344,177

Total assets		$840,885	$436,756

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	8	$1,076	$518
Accrued expenses	9	1,941	1,844
Deferred voyage revenue	10	10,575	9,025
Current portion of long-term debt	11	29,200	—
Amounts due to related parties	18	2,633	1,964

Total current liabilities		45,425	13,351

Long-term debt	11	292,300	195,000
Unfavorable lease terms	7	665	2,662
Deferred voyage revenue	10	10,992	17,753

Total non-current liabilities		303,957	215,415

Total liabilities		349,382	228,766

Commitments and contingencies	16	—	—
Partners’ capital:
Common Unitholders (41,779,404 and 24,291,815 units issued and outstanding at December 31, 2010 and December 31, 2009, respectively)	13	651,965	369,747
Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2010 and December 31, 2009)	13	(168,229)	(164,004)
General Partner (1,028,599 and 671,708 units issued and outstanding at December 31, 2010 and December 31, 2009, respectively)	13	1,685	(3,835)
Subordinated Series A Unitholders (1,000,000 units issued and outstanding at December 31, 2010 and December 31, 2009)	13	6,082	6,082

Total partners’ capital		491,503	207,990

Total liabilities and partners’ capital		$840,885	$436,756

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Notes	2010	2009	2008

Time charter and voyage revenues	14	$143,231	$92,643	$75,082
Time charter and voyage expenses		(12,027)	(13,925)	(11,598)
Direct vessel expenses		(92)	(415)	(578)
Management fees	18	(19,746)	(11,004)	(9,275)
General and administrative expenses	18	(4,303)	(3,208)	(3,798)
Depreciation and amortization	6,7	(41,174)	(15,877)	(11,865)
Interest expense and finance cost, net	11	(6,360)	(8,048)	(9,216)
Interest income		1,017	261	301
Compensation expense	13	—	(6,082)	—
Other income		85	94	23
Other expense		(120)	(117)	(318)

Net income		$60,511	$34,322	$28,758

Earnings per unit (see note 19):

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Net income	$60,511	$34,322	$28,758
Weighted average units outstanding (basic and diluted)
Common unit holders	33,714,905	17,174,185	12,074,263
Subordinated unit holders	7,621,843	7,621,843	7,621,843
General partner unit holders	864,017	516,441	401,962
Subordinated Series A unit holders	1,000,000	1,000,000	—
Earnings per unit (see Note 19):
Common unit (basic and diluted)	$1.51	$1.47	$1.56
Subordinated unit (basic and diluted)	$1.11	$1.09	$1.22
General partner unit (basic and diluted)	$1.42	$1.40	$1.53
Subordinated Series A unit (basic and diluted)	$—	$—	$—

See notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Note	2010	2009	2008

OPERATING ACTIVITIES
Net income		$60,511	$34,322	$28,758
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,7	41,174	15,877	11,865
Amortization and write-off of deferred financing cost		415	683	221
Amortization of deferred drydock costs		92	415	578
Provision for bad debts	4	—	49	—
Compensation expense	13	—	6,082	—
Changes in operating assets and liabilities:
(Increase)/decrease in restricted cash		(2)	(822)	797
(Increase)/decrease in accounts receivable		(334)	(338)	68
Increase in prepaid expenses and other current assets		(1,797)	(406)	(332)
Increase in other long term assets		(154)	—	—
Increase/ (decrease) in accounts payable		558	(76)	24
Increase in accrued expenses		97	182	231
(Decrease)/ increase in deferred voyage revenue		(5,211)	24,172	2,453
Increase/(decrease) in amounts due to related parties		669	425	(2,919)

Net cash provided by operating activities		96,018	80,565	41,744

INVESTING ACTIVITIES:
Acquisition of vessels	6	(291,591)	(23,683)	(69,505)
Acquisition of intangibles	7	(156,166)	(42,917)	—
Deposit for vessel acquisitions		—	(2,500)	—

Net cash used in investing activities		(447,757)	(69,100)	(69,505)

FINANCING ACTIVITIES:
Cash distribution paid	19	(72,316)	(39,016)	(24,552)
Proceeds from issuance of general partner units	13	6,150	2,948	918
Proceeds from issuance of common units, net of offering costs	13	253,871	126,807	—
Proceeds from long term debt	11	139,000	—	70,000
Decrease/ (Increase) in restricted cash	11	12,500	(12,500)	—
Repayment of long-term debt and payment of principal	11	(12,500)	(40,000)	—
Debt issuance costs		(1,566)	(200)	(326)

Net cash provided by financing activities		325,139	38,039	46,040

(Decrease)/ increase in cash and cash equivalents		(26,600)	49,504	18,279

Cash and cash equivalents, beginning of period		77,878	28,374	10,095

Cash and cash equivalents, end of period		$51,278	$77,878	$28,374

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$5,806	$7,590	$9,022
Non-cash investing and financing activities:
Issuance of common units to Navios Holdings related to the acquisition of the Navios Aurora II in March 2010		$20,326	—	—
Issuance of common units to Navios Holdings related to the acquisition of the Navios Fulvia and the Navios Melodia in November 2010		$14,971	—	—
Issuance of units in connection with the non-cash compensation expense related to the relief of the obligation on Navios Bonavis		$—	6,082	—
Issuance of common units to Navios Holdings related to the acquisition of Navios Hope in July 2008		$—	$—	$44,937
Unamortized portion of favorable lease terms and purchase option capitalized to fixed assets related to the acquisition of Navios Fantastiks		$—	$—	$53,022

NAVIOS MARITIME PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL
(Expressed in thousands of U.S. Dollars except unit data)

			Limited Partners				Subordinated
					Subordinated		Series A		Total Partners’	Comprehensive
	General Partner		Common Unitholders		Unitholders		Unitholders		Capital	Income
	Units		Units		Units		Units

Balance January 1, 2008	369,834	$(7,720)	10,500,000	$194,265	7,621,843	$(159,759)	—	—	$26,786	1,613

Cash distribution paid	—	(513)	—	(14,436)	—	(9,603)	—	—	(24,552)	—
Issuance of units	63,906	918	3,131,415	44,937	—	—	—	—	45,855
Net income	—	615	—	18,873	—	9,270	—	—	28,758	28,758

Balance December 31, 2008	433,740	(6,700)	13,631,415	$243,639	7,621,843	$(160,092)	—	$—	$76,847	28,758

Cash distribution paid	—	(807)	—	(25,976)	—	(12,233)	—	—	(39,016)	—
Issuance of subordinated Series A Units	—	—	—	—	—	—	1,000,000	6,082	6,082	—
Proceeds from issuance of common units, net of offering costs	—	—	10,660,400	126,807	—	—	—	—	126,807	—
Proceeds from issuance of general partners units (see note 13)	237,968	2,948	—	—	—	—	—	—	2,948	—
Net income	—	724	—	25,277	—	8,321	—	—	34,322	34,322

Balance December 31, 2009	671,708	$(3,835)	24,291,815	$369,747	7,621,843	$(164,004)	1,000,000	$6,082	$207,990	34,322

Cash distribution paid	—	(1,853)	—	(57,773)	—	(12,690)	—	—	(72,316)
Issuance of units for vessel acquisitions	40,053	714	1,962,589	35,297	—	—	—	—	36,011	—
Proceeds from issuance of common units, net of offering costs	—	—	15,525,000	253,871	—	—	—	—	253,871	—
Proceeds from issuance of general partners units (see note 13)	316,838	5,436	—	—	—	—	—	—	5,436
Net income	—	1,223	—	50,823	—	8,465	—	—	60,511	60,511

Balance December 31, 2010	1,028,599	$1,685	41,779,404	$651,965	7,621,843	$(168,229)	1,000,000	$6,082	$491,503	60,511

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 1 –	DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners”), is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by the Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) from its head offices in Piraeus, Greece.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (“Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Navios Partners had also entered into a share purchase agreement pursuant to which Navios Partners had agreed to acquire the capital stock of a subsidiary that will own the Capesize vessel Navios Bonavis and related time charter, upon delivery of the vessel to Navios Holdings which occurred in late June 2009. On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. The option elapsed without being exercised. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).

As of December 31, 2010, there were outstanding: 41,779,404 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 1,028,599 general partnership units. Navios Holdings owns a 28.7% interest in Navios Partners, which includes the 2% general partner interest.

NOTE 2 –	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b)	Principles of consolidation: The accompanying consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of Marshall Islands and Malta from their dates of incorporation or, for chartered-in vessels, from the dates charter-in agreements were in

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries:  Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of each subsidiary.

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of	Statement of income
Company name	Vessel name	incorporation	2010	2009	2008

Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is	1/1 – 12/31	1/1 – 12/31	7/1 – 12/31
Palermo Shipping S.A.	Navios Apollon	Marshall Is	1/1 – 12/31	10/29 – 12/31	—
Fantastiks Shipping Corporation (**)	Navios Fantastiks	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Sagittarius Shipping Corporation (***)	Navios Sagittarius	Marshall Is.	1/1 – 12/31	6/10 – 12/31	—
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is	1/8 – 12/31	—	—
Chilali Corp.	Navios Aurora II	Marshall Is	3/18 – 12/31	—	—
Surf Maritime Co.	Navios Pollux	Marshall Is	5/21 – 12/31	—	—
Pandora Marine Inc.	Navios Melodia	Marshall Is	11/15 – 12/31	—	—
Customized Development S.A.	Navios Fulvia	Liberia	11/15 – 12/31	—	—
Chartered-in vessels
Prosperity Shipping Corporation(*)	Navios Prosperity	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aldebaran Shipping Corporation(*)	Navios Aldebaran	Marshall Is.	1/1 – 12/31	1/1 – 12/31	3/17 – 12/31
JTC Shipping and Trading Ltd(*)	Operating Co.	Malta	3/18 – 12/31	—	—
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

(*)	Not a vessel-owning subsidiary and only holds rights to charter-in contract

(**)	Fantastiks Shipping Corporation took ownership of the vessel Navios Fantastiks on May 2, 2008.

(***)	Sagittarius Shipping Corporation took ownership of the vessel Navios Sagittarius on January 12, 2010.

(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to future drydock dates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: Restricted cash includes an amount of $824 to guarantee a claim related to an owned vessel. Restricted cash as of December 31, 2009, also included cash reserves held in a pledged account with the agent bank as per the amended terms of Navios Partners’ Credit Facility. As of December 31, 2010 and 2009 the restricted cash held in retention accounts was $824 and $13,322, respectively.

(f)	Accounts Receivable, net: The amount shown as accounts receivable, net at each balance sheet date includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The allowance for doubtful accounts at December 31, 2010 and 2009 was $49.

(g)	Insurance claims: Insurance claims consist of claims submitted and/or claims in the process of compilation or submission (claims pending against vessels’ insurance underwriters). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates. As provided in the management agreement, adjustments and negotiations of settlements of any claim damages which are recoverable under insurance policies are managed by the Manager. Navios Partners pays the deductible of any insurance claims relating to its vessels or for any claims that are within such deductible range.

(h)	Vessels, net: Vessels owned by Navios Partners are recorded at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses) as well as purchase options on vessels when these options are exercised. Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income. Pursuant to the management agreement expenditures for routine maintenance and repairs are included in the daily fee of currently $4.4 for Panamax vessels, $5.5 for Capesize vessels and $4.5 for Ultra Handymax vessels that Navios Partners pays to the Manager and are also expensed as incurred. Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. We estimate the residual values of our vessels based on a scrap value of $285 per lightweight ton, as we believe this level is common in the shipping industry. The useful life of the vessels is estimated to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

(i)	Deferred Drydock and Special Survey costs: Navios Partners’ vessels are subject to regularly scheduled drydocking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels sold are written off to income in the year the vessel is sold. For the years ended December 31, 2010, 2009 and 2008 amortization was $92, $415, and $578.

(j)	Impairment of long lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair value and compares it to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

(k)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Interest expense and write offs for each of the years ended December 31, 2010, 2009 and 2008 were: $415, $683 and $221, respectively.

(l)	Intangible assets and liabilities: Navios Partners’ intangible assets and liabilities consist of favorable lease terms (including unexercised purchase options) and unfavorable lease terms. When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the Depreciation and amortization line. The amortizable value of favorable leases would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel. As of December 31, 2010 there is no impairment of intangible assets.

(m)	Foreign currency translation: Navios Partners’ functional and reporting currency is the U.S. Dollar. Navios Partners engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

denominated. Additionally, Navios Partners’ wholly-owned vessel subsidiaries transacted a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange gains/(losses) recognized in the accompanying consolidated statements of income, in other income or expense, for each of the years ended December 31, 2010, 2009 and 2008 were $22, $(12) and $0, respectively.

(n)	Provisions: Navios Partners, in the ordinary course of its business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisors, will provide for a contingent loss in the financial statements if the contingency had been incurred and the likelihood of loss is deemed to be probable at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the accounting for contingencies, if Navios Partners has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, Navios Partners will accrue the lower amount of the range. Navios Partners, through the management agreement, participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (“deferred calls”). Obligations for deferred calls are accrued annually based on information provided by the clubs regarding supplementary calls. Services such as the ones described above are provided by the Manager under the management agreement and included as part of the daily fee of $4.4 for each Panamax vessel, $5.5 for each Capesize vessel and $4.5 for each Ultra-Handymax vessel.

(o)	Segment Reporting: Navios Partners reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. Management does not identify expenses, profitability or other financial information by charter type. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

(p)	Revenue and Expense Recognition:

Revenue Recognition:  Revenue is recorded when services are rendered, under a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. Revenue is generated from the voyage charter and the time charter of vessels.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. Voyage expenses are recognized as incurred. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income over an agreed amount and accounted for on an accrual basis based on provisional amounts.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by Navios Partners and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Time Charter and Voyage Expenses:  Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters in progress at year-end, direct port terminal expenses and other miscellaneous expenses. Time charter and voyage expenses are recognized as incurred.

Direct Vessel Expense:  Direct vessel expenses consist of the amortization of the drydock and special survey costs that were assumed upon the IPO.

Management fees:  Pursuant to the management agreement dated November 16, 2007, Navios Partners fixed the rate for ship management services of its owned fleet for two years until November 16, 2011 at: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel whereas the initial term of the agreement is until November 16, 2012.

These daily fees cover all of the vessels’ operating expenses, including the cost of drydock and special surveys and are classified as management fees in the consolidated statements of income.

General & administrative expenses:  Pursuant to the administrative services agreement dated November 16, 2007, the Manager provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The agreement has an initial term of five years until November 16, 2012.

Deferred Voyage Revenue:  Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period. In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract.

Prepaid Voyage Costs:  Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the voyage or charter period.

(q)	Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, accounts receivables and accounts payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management:  Navios Partners’ activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk:  Navios Partners closely monitors its exposure to customers and counter-parties for credit risk. Navios Partners has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Partners. When negotiating on behalf of Navios Partners’ various vessel employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

Foreign exchange risk:  Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.

(r)	Cash Distribution: As per the Partnership Agreement, within 45 days following the end of each quarter, an amount equal to 100% of Available Cash with respect to such quarter shall be distributed to the partners as of the record date selected by the Board of Directors.

Available Cash:  Generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

–	provide for the proper conduct of the business (including reserve for Maintenance and Replacement Capital Expenditures)

–	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

–	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of Available Cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Maintenance and Replacement Capital Expenditures:  Maintenance and Replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by the capital assets. To the extent, however, that capital expenditures associated with acquiring a new vessel increase the revenues or the operating capacity of our fleet, those capital expenditures would be classified as expansion capital expenditures. As at December 31, 2010 and 2009, Maintenance and Replacement capital expenditures reserve approved by the Board of Directors was $14,669 and $7,968, respectively.

(s)	Recent Accounting Pronouncements:

Transfers of Financial Assets

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Partners for transfers of financial assets beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current US GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an entity is a VIE; adding an additional reconsideration event (e.g., troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.

This new guidance was effective for Navios Partners beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Partners will continue to consider the impacts of this new guidance on an on-going basis.

Measuring Liabilities at Fair Value

In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however, earlier application is permitted. The application of this new guidance did not have a significant impact on Navios Partners’ consolidated financial statements.

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Partners adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for Navios Partners beginning in the first quarter of fiscal 2011. The adoption of the new standard did not have and is not expected to have a significant impact on Navios Partners’ consolidated financial statements.

Subsequent Events

In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Partners adopted these new requirements in the first quarter of fiscal 2010.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 3 –	CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31,	December 31,
	2010	2009

Cash on hand and at banks	$33,259	$13,378
Short term deposits	18,019	64,500

Total cash and cash equivalents	$51,278	$77,878

As of December 31, 2010 and 2009, cash and cash equivalents consisted of Navios Partners’ cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

Short term deposits relate to time deposit accounts held in banks for general financing purposes. As of December 31, 2010 and 2009, Navios Partners held time deposits of $18,019 and $64,500, respectively, with duration of less than three months.

NOTE 4 –	ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31,	December 31,
	2010	2009

Accounts receivable	$985	$651
Less: Provision for doubtful receivables	(49)	(49)

Accounts receivables, net	$936	$602

Charges to provisions for doubtful accounts are summarized as follows:

	Balance at	Charges to		Balance at
	beginning of	costs and	Amount	end of
Allowance for doubtful receivables	period	expenses	utilized	period

Year ended December 31, 2010	$(49)	$—	$—	$(49)
Year ended December 31, 2009	$(100)	$(49)	$100	$(49)
Year ended December 31, 2008	$(100)	$—	$—	$(100)

Financial instruments that potentially subject Navios Partners to concentrations of credit risk are accounts receivable. Navios Partners does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.

For the year ended December 31, 2010, five customers accounted for 27.7%, 11.8%, 11.2%, 8.5% and 8.3%, respectively, of total revenue. For the year ended December 31, 2009, four customers accounted for 34.3%, 18.8%, 13.0% and 9.6%, respectively, of total revenue, for the year ended December 31, 2008, four customers accounted for approximately 28.2%, 22.2%, 15.6%, and 11.9% respectively, of total revenue.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 5 –	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2010	2009

Prepaid voyage costs	$467	$535
Insurance claims	1,893	—
Other	214	242

Total prepaid expenses and other current assets	$2,574	$777

NOTE 6 –	VESSELS AND OTHER FIXED ASSETS

		Accumulated
Vessels	Cost	Depreciation	Net Book Value

Balance December 31, 2008	$318,895	$(27,555)	$291,340
Additions	$23,683	(15,328)	8,355

Balance December 31, 2009	$342,578	$(42,883)	$299,695
Additions	336,147	(23,484)	312,663

Balance December 31, 2010	$678,725	$(66,367)	$612,358

For each of the vessels purchased from Navios Holdings, described below, the vessel acquisition was effected through the acquisition of all of the capital stock of the vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels, including the vessel and a charter out contract. At the transaction date, the purchase price approximated the fair value of the assets acquired, which was determined based on a combination of methodologies including discounted cash flow analyses and independent valuation analyses. The consideration paid, for each of these transactions was allocated between the intangible assets (favorable lease term) and the vessel value.

On October 29, 2009, Navios Partners purchased from Navios Holdings, the vessel Navios Apollon for a purchase price of $32,000. Favorable lease terms recognized through this transaction amounted to $8,317 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 7) and the amount of $23,683 was classified under vessels and other fixed assets. The acquisition was financed with the proceeds from the public offering of 2,800,000 common units that was completed on September 23, 2009.

On January 12, 2010, Sagittarius Shipping Corporation, a wholly owned subsidiary of Navios Partners (see note 2), purchased the vessel Navios Sagittarius for a cash payment of $25,000. In December 2009, Navios Partners exercised its option to purchase the vessel and paid $2,500 in advance. The remaining carrying amounts of the favorable lease and the favorable purchase option of the vessel amounting to $6,760 were transferred to vessel cost (see notes 7). Capitalized costs related to vessel acquisition amounted to $255 and were also included in vessel cost.

On January 8, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Hyperion for a purchase price of $63,000 paid in cash. Favorable lease terms recognized through this transaction amounted to $30,662 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 7) and the amount of $32,338 was classified under vessels, net.

On March 18, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Aurora II for a purchase price of $110,000, consisting of $90,000 cash and the issuance of 1,174,219 common units to Navios Holdings. The number of the common units issued was calculated based on a price of $17.0326 per common unit, which was the NYSE volume weighted average trading price of the common units for the 5 business

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

days immediately prior to the acquisition. The transaction was valued based on the closing price of the day before the transaction. Favorable lease terms recognized through this transaction amounted to $42,524 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 7) and the amount of $67,802 was classified under vessels, net.

On May 21, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Pollux for a purchase price of $110,000, paid in cash. Favorable lease terms recognized through this transaction amounted to $37,979 and were related to the acquisition of the rights on the time charter out contract of the vessel (see note 7) and the amount of $72,021 was classified under vessels, net.

On November 15, 2010, Navios Partners acquired from Navios Holdings the vessels Navios Melodia for a purchase price of $78,800 and Navios Fulvia for a purchase price of $98,200. The purchase price consisted of 788,370 common units issued to Navios Holdings and $162,000 cash. The number of common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition. The transaction was valued based on the closing price of the day before the transaction. Favorable lease terms recognized through this transaction amounted to $13,802 for Navios Melodia and $31,199 for Navios Fulvia and were related to the acquisition of the rights on the time charter out contract of the vessels (see note 7). The amounts of $64,985 for Navios Melodia and the amount of $66,985 for Navios Fulvia were classified under vessels, net.

NOTE 7 –	INTANGIBLE ASSETS AND UNFAVORABLE LEASE TERMS

Intangible assets and unfavorable lease terms as of December 31, 2010 and 2009 consist of the following:

			Transfer to	Net Book Value
		Accumulated	vessel	December 31,
	Cost	Amortization	cost	2010

Unfavorable lease terms	$(8,486)	$7,821	$—	$(665)
Favorable lease terms charter-out	191,874	(21,783)	—	170,091
Favorable lease terms charter-in	3,543	(450)	(3,093)	—
Favorable vessel purchase option	3,667	—	(3,667)	—

Total	$190,598	$(14,412)	$(6,760)	$169,426

			Transfer to	Net Book Value
		Accumulated	vessel	December 31,
	Cost	Amortization	cost	2009

Unfavorable lease terms	$(8,486)	$5,824	$—	$(2,662)
Favorable lease terms charter-out	35,708	(2,098)	—	33,610
Favorable lease terms charter-in	3,543	(448)	—	3,095
Favorable vessel purchase option	3,667	—	—	3,667

Total	$34,432	$3,278	$—	$37,710

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

Amortization (expense)/income of favorable and unfavorable lease terms for the years ended December 31, 2010, 2009 and 2008 is presented in the following table:

	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Unfavorable lease terms	$1,997	$1,997	$1,997
Favorable lease terms charter-out	(19,685)	(2,098)	—
Favorable lease terms charter-in	(2)	(448)	(1,762)

Total	$(17,690)	$(549)	$235

The aggregate amortizations of the intangibles will be as follows:

	Within
	One	Year	Year	Year	Year
Description	Year	Two	Three	Four	Five	Thereafter

Favorable lease terms	$28,979	$28,582	$26,234	$20,810	$17,397	$48,089
Unfavorable lease terms	(665)	—	—	—	—	—

	$28,314	$28,582	$26,234	$20,810	$17,397	$48,089

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel. Favorable purchase option and favorable lease terms were recognized as assets through this transaction amounted to $34,600 in total and were related to the acquisition of the rights on the time charter in contract, time charter-out contract and purchase option of the vessel (see also note 18). In December 2009 Navios Partners exercised the option to purchase the vessel Navios Sagittarius at a purchase price of $25,000 and paid $2,500 being 10% advance on the purchase price of the vessel.

On October 29, 2009, Navios Partners purchased from Navios Holdings, the vessel Navios Apollon, a 2000 built Ultra-Handymax vessel. Favorable lease terms charter-out recognized through this transaction amounted to $8,318 and were related to the acquisition of the rights on the time charter-out contract of the vessel.

On January 8, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Hyperion, a 2004 built Panamax vessel. Favorable lease terms recognized through this transaction amounted to $30,662 and were related to the acquisition of the rights on the time charter-out contract of the vessel (see note 6).

On March 18, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Aurora II, a 2009 built Capesize vessel. Favorable lease terms recognized through this transaction amounted to $42,524 and were related to the acquisition of the rights on the time charter-out contract of the vessel (see note 6).

On May 21, 2010, Navios Partners purchased from Navios Holdings, the vessel Navios Pollux, a 2009 built Capesize vessel. Favorable lease terms recognized through this transaction amounted to $37,979 and were related to the acquisition of the rights on the time charter-out contract of the vessel (see note 6).

On November 15, 2010, Navios Partners purchased from Navios Holdings, the vessels Navios Melodia and Navios Fulvia, two 2010 built Capesize vessels. Favorable lease terms recognized through this transaction amounted to $13,802 for Navios Melodia and $31,199 for Navios Fulvia and were related to the acquisition of the rights on the time charter-out contracts of the vessels (see note 6).

During the year ended December 31, 2010, December 31, 2009 and December 31, 2008, favorable purchase option and favorable lease terms transferred to the acquisition cost of vessels amounted to $6,760, $0 and $53,022, respectively. The favorable purchase option and favorable lease terms that were transferred to the

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

acquisition cost of vessels for the year ended December 31, 2010, related to the acquisition of vessel Navios Sagittarius (see note 6).

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 7.73 years for favorable lease terms charter out and 4.24 years for unfavorable lease terms.

NOTE 8 –	ACCOUNTS PAYABLE

Accounts payable as of December 31, 2010 and 2009 consist of the following:

	December 31,	December 31,
	2010	2009

Creditors	$90	$36
Brokers	757	342
Insurances	11	—
Professional and legal fees	218	140

Total accounts payable	$1,076	$518

NOTE 9 –	ACCRUED EXPENSES

Accrued expenses as of December 31, 2010 and 2009 consist of the following:

	December 31,	December 31,
	2010	2009

Accrued voyage expenses	$767	$802
Accrued loan interest	813	674
Accrued legal and professional fees	361	368

Total accrued expenses	$1,941	$1,844

NOTE 10 –	DEFERRED VOYAGE REVENUE

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. In addition, in January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract is allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract in August 2013. As of December 31, 2010 and 2009, the deferred voyage revenue of $21,567 and $26,778, respectively, included the unamortized amount of the lump sum amount related to Navios Hope of $17,754 and $24,515, respectively. As of December 31, 2010, the current and long — term portion of the lump sum amount were $6,762 and $10,992, respectively. As of December 31, 2009, the current and long — term portion of the lump sum amount were $6,762 and $17,753, respectively.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 11 –	BORROWINGS

Borrowings as of December 31, 2010 and 2009 consist of the following:

	December 31,	December 31,
	2010	2009

Credit facility	$321,500	$195,000
Less current portion	(29,200)	—

Total long term borrowings	$292,300	$195,000

On November 15, 2007, Navios Partners entered into a Credit Facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This credit facility provided for borrowings of up to $260,000, of which $165,000 was drawn on November 16, 2007. Out of this amount, $160,000 was paid to Navios Holdings as part of the purchase price of the capital stock of the subsidiaries that owned or had rights to the eight vessels in Navios Partners’ initial fleet. The balance of the drawn amount was used as working capital.

The Credit Facility is a revolving facility for up to four years and converts to a term facility for up to six years thereafter so that final maturity is 10 years.

In January 2009, Navios Partners further amended the terms of its Credit Facility. The amendment was effective until January 15, 2010 and provided for (a) the repayment of $40,000 which took place on February 9, 2009, (b) maintenance of a minimum reserve balance into a pledged account with the agent bank as follows: $2,500 on January 31, 2009; $5,000 on March 31, 2009; $7,500 on June 30, 2009; $10,000 on September 30, 2009; and $12,500 on December 31, 2009; (c) a margin of 2.25% and (d) amendments of certain covenants.

On January 11, 2010, Navios Partners amended its existing Credit Facility and borrowed an additional amount of $24,000 to finance the acquisitions of Navios Apollon, Navios Sagittarius and Navios Hyperion. The amended facility agreement provides for (a) prepayment of $12,500 held in a pledged account, which took place on January 11, 2010, (b) an increase of the minimum net worth to $135,000, (c) adjustment of the VMC (Value Maintenance Covenant) to be above 143% using charter free values and (d) adjustment of the minimum leverage covenant to be calculated using charter free values. The new covenants have been applied after January 15, 2010.

On March 30, 2010, Navios Partners borrowed an additional amount of $30,000 under a new tranche to its Credit Facility to partially finance the acquisition of Navios Aurora II.

On June 1, 2010, Navios Partners borrowed an additional amount of $35,000 under a new tranche to its Credit Facility to partially finance the acquisition of Navios Pollux.

On December 15, 2010, Navios Partners borrowed an additional amount of $50,000 under a new tranche to its Credit Facility to partially finance the acquisitions of Navios Melodia and Navios Fulvia. The amendment provides for, among other things, a new margin from 1.65% to 1.95% depending on the loan to value ratio and a repayment schedule that begins in February 2011.

As of December 31, 2010, the total borrowings under the Credit Facility are $321,500. As of December 31, 2010, Navios Partners was in compliance with the financial covenants of its Credit Facility. The repayment of the Credit Facility begins in February 2011.

Amounts drawn under this facility are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The Credit Facility contains a

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

number of restrictive covenants that prohibit Navios Partners from, among other things: undertaking new investments unless such is approved by the bank; incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The Credit Facility also requires Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The Credit Facility also requires compliance with a number of financial covenants of Navios Partners, including tangible Net Worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity including pledged accounts. It is an event of default under the loan facility if such covenants are not complied with.

The maturity table below reflects the principal payments due under the Credit Facility based on Navios Partners’ $321,500 outstanding balance as of December 31, 2010.

Year	Amount

2011	$29,200
2012	34,200
2013	29,200
2014	34,200
2015	29,200
2016 and thereafter	165,500

$321,500

NOTE 12 –	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents:  The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings:  The carrying amount of the floating rate loans approximates its fair value.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	December 31, 2010		December 31, 2009
	Book Value	Fair Value	Book Value	Fair Value

Cash and cash equivalent	$51,278	$51,278	$77,878	$77,878
Restricted cash	824	824	13,322	13,322
Accounts receivables	936	936	602	602
Accounts payable	(1,076)	(1,076)	(518)	(518)
Amounts due to related parties	(2,633)	(2,633)	(1,964)	(1,964)
Long-term debt	(321,500)	(321,500)	(195,000)	(195,000)

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 13 –	ISSUANCE OF UNITS

On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of approximately $54,285 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $161 were approximately $51,842. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,108. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 3,500,000 common units and issued 525,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $8,143 and net proceeds of approximately $7,776. Navios Partners issued 10,714 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $166.

On March 18, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Aurora II for a purchase price of $110,000. The purchase price of the vessel consists of 1,174,219 common units of Navios Partners issued to Navios Holdings and $90,000 cash. The number of common units were issued at $17.0326, which reflects the NYSE’s volume weighted average price of the common units for the 5-business day period prior to the acquisition of the vessel. The transaction was valued based on the closing price of the day before the transaction. Navios Partners issued 23,964 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $408.

On May 5, 2010, Navios Partners completed its public offering of 4,500,000 common units at $17.84 per unit and raised gross proceeds of approximately $80,280 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $164, were approximately $76,667. Pursuant to this offering, Navios Partners issued 91,837 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,638. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 4,500,000 common units and issued 675,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $12,042 and net proceeds of approximately $11,500. Navios Partners issued 13,776 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $246.

On October 14, 2010, Navios Partners completed its public offering of 5,500,000 common units at $17.65 per unit and raised gross proceeds of approximately $97,075 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $202, were approximately $92,707. Pursuant to this offering, Navios Partners issued 112,245 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,981. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering and issued 825,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $14,561 and net proceeds, including the underwriting discount, of approximately $13,906. Navios Partners issued 16,837 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $297.

On November 15, 2010, Navios Partners acquired from Navios Holdings the vessels Navios Melodia for a purchase price of $78,800 and Navios Fulvia for a purchase price of $98,200. The purchase price was paid by 788,370 common units of Navios Partners issued to Navios Holdings and $162,000 cash. The number of the common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the 10 business days immediately prior to the

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

acquisition. The transaction was valued based on the closing price of the day before the transaction. Navios Partners issued 16,089 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $306.

On May 8, 2009, Navios Partners completed its public offering of 3,500,000 common units at $10.32 per unit and raised gross proceeds of approximately $36,120 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $465, were approximately $34,314. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $737.

On June 9, 2009 Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. The option elapsed without being exercised. In return, Navios Partners issued 1,000,000 subordinated Series A units recognizing in the results a non-cash compensation expense amounting to $6,082. Navios Partners calculated the fair value of the 1,000,000 subordinated Series A units issued by adjusting the publicly-quoted price for its common units on the transaction date to reflect the differences between the common and subordinated Series A units of Navios Partners. Principal among these differences is the fact that the subordinated Series A units are not entitled to dividends prior to their automatic conversion to common units on the third anniversary of their issuance. Accordingly, the present value of the expected dividends during that three-year period (discounted at a rate that reflects Navios Partners’ weighted average cost of capital) was deducted from the publicly-quoted price for the Navios Partners’ common units in arriving at the estimated fair value of the subordinated Series A units of $6.08/unit or $6,082 for the 1,000,000 units issued. In addition, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to the issuance of 1,000,000 units, Navios Partners issued 20,408 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $207.

On September 23, 2009, Navios Partners completed its public offering of 2,800,000 common units at $12.21 per unit and raised gross proceeds of approximately $34,188 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $296, were approximately $32,480. Pursuant to this offering, Navios Partners issued 57,143 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $698.

On October 15, 2009, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 2,800,000 common units and issued 360,400 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $4,400 and net proceeds of approximately $4,181. Navios Partners issued 7,355 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $90.

On November 24, 2009, Navios Partners completed its public offering of 4,000,000 common units at $14.90 per unit and raised gross proceeds of approximately $59,600 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $176, were approximately $56,769. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,216.

As of December 31, 2010, there were outstanding: 41,779,404 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 1,028,599 general partnership units. Navios Holdings owns a 28.7% interest in Navios Partners, which includes the 2% general partner interest.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

NOTE 14 –	SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Year Ended	Year Ended	Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008

Europe	$26,067	$26,049	$23,965
Asia	99,442	52,768	44,350
North America	9,716	5,683	—
Australia	8,007	8,143	6,767

Total	$143,232	$92,643	$75,082

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 15 –	INCOME TAXES

Marshall Islands, Malta, Liberia and Panama do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta, Liberia and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 16 –	COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Partners’ financial position, results of operations or liquidity.

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as compensation expense in Navios Partners. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).

The future contractual obligations of Navios Partners are as follows (charter-in rates are presented net of commissions):

Amount

2011	9,864
2012	9,891
2013	9,864
2014	6,594
2015 and thereafter	1,005

$37,218

NOTE 17 –	LEASES

The future minimum contractual lease income (charter-out rates are presented net of commissions), is as follows:

Amount

2011	176,384
2012	170,088
2013	133,918
2014	83,694
2015	72,573
2016 and thereafter	230,171

$866,828

NOTE 18	– TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees:  Pursuant to the management agreement dated November 16, 2007, the Manager, a wholly-owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. In October 2009 Navios Partners fixed the rate for ship management services of its owned fleet for an additional period of two years under the existing agreement with the Manager. The new management fees are: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel for the two-year period ending November 16, 2011.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The initial term of the agreement is until November 16, 2012. Total management fees for the year ended December 31, 2010, 2009 and 2008 amounted to $19,746, $11,004 and $9,275, respectively.

General & administrative expenses:  Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

Total general and administrative expenses charged by Navios Holdings for the year ended December 31, 2010, 2009 and 2008 amounted to $2,725, $1,845 and $1,490, respectively.

Balance due to related parties:  Amounts due to related parties as of December 31, 2010 is $2,633 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $2,682, administrative service expenses and other expenses amounting to $750 and an amount due from the Manager amounting to $799.

Amounts due to related parties as of December 31, 2009 is $1,964 which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $3,087, administrative service expenses amounting to $581 and an amount due from the Manager amounting to $1,704 which was repaid in January 2010.

Vessel Acquisitions:  On January 8, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Hyperion for a purchase price of $63,000 (see note 7).

On March 18, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Aurora II for a purchase price of $110,000. The purchase price of the vessel consists of 1,174,219 common units of Navios Partners issued to Navios Holdings and $90,000 cash. The number of common units were issued at $17.0326, which reflects the NYSE’s volume weighted average price of the common units for the five business days prior to the acquisition of the vessel (see note 7).

On May 21, 2010, Navios Partners acquired from Navios Holdings the vessel Navios Pollux for a purchase price of $110,000 (see note 7).

On November 15, 2010, Navios Partners acquired from Navios Holdings the vessels Navios Melodia for a purchase price of $78,800 and Navios Fulvia for a purchase price of $98,200. The purchase price consisted of 788,370 common units issued to Navios Holdings and $162,000 cash. The number of common units issued was calculated based on a price of $19.0266 per common unit, which was the NYSE volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition (see note 7).

On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Holdings received 1,000,000 subordinated Series A units, which were recognized as compensation expense in Navios Partners (see note 13).

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel for a cash payment of $34,600 (see note 7). In December 2009, Navios Partners exercised the option to purchase the vessel at a purchase price of $25,000 and paid $2,500 being 10% advance on the purchase price of the vessel. The Navios Sagittarius was purchased and delivered on January 12, 2010.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

On October 29, 2009, Navios Partners purchased from Navios Holdings, the vessel Navios Apollon, a 2000 built Ultra-Handymax vessel, for a purchase price of $32,000 paid in cash.

NOTE 19 –	CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 unit per year and are made in the following manner, during the subordination period:

•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98% to all unitholders, pro rata, and 2% to General Partner, until each unit has received an aggregate amount of $0.4025

Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
		Common and
	Total Quarterly Distribution	Subordinated	General
	Target Amount	Unitholders	Partner

Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

During the year ended December 31, 2010, 2009 and 2008 the aggregate amount of cash distribution paid was $72,316, $39,016 and $24,552, respectively.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement. Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the years ended December 31, 2010, 2009 and 2008.

The General Partner’s interest in net income is calculated as if all net income for the year was distributed according to the terms of Navios Partners partnership agreement, regardless of whether those earnings would or could be distributed. Navios Partners partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by Navios Partners’ board of directors to provide for the proper conduct of Navios Partners’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs.

NAVIOS MARITIME PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

The calculations of the basic and diluted earnings per unit are presented below.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008

Net income	$60,511	$34,322	$28,758
Earnings attributable to:
Common unit holders	50,823	25,277	18,873
Subordinated unit holders	8,465	8,321	9,270
General partner unit holders	1,223	724	615
Subordinated Series A unit holders	—	—	—
Weighted average units outstanding (basic and diluted)
Common unit holders	33,714,905	17,174,185	12,074,263
Subordinated unit holders	7,621,843	7,621,843	7,621,843
General partner unit holders	864,017	516,441	401,962
Subordinated Series A unit holders	1,000,000	1,000,000	—
Earnings per unit (basic and diluted):
Common unit holders	$1.51	$1.47	$1.56
Subordinated unit holders	$1.11	$1.09	$1.22
General partner unit holders	$1.42	$1.40	$1.53
Earnings per unit — distributed (basic and diluted):
Common unit holders	$1.90	$1.87	$1.49
Subordinated unit holders	$1.69	$1.61	$1.49
General partner unit holders	$2.50	$1.91	$1.55
(Loss)/ Earnings per unit - undistributed (basic and diluted):
Common unit holders	$(0.39)	$(0.40)	$0.07
Subordinated unit holders	$(0.58)	$(0.52)	$(0.27)
General partner unit holders	$(1.08)	$(0.51)	$(0.02)

NOTE 20 –	SUBSEQUENT EVENTS

On January 21, 2011, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2010 of $0.43 per unit. The distribution was payable on February 14, 2011 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on February 9, 2011. The aggregate amount of the declared distribution was $21,901.

In January 2011, Korea Line Corporation (“KLC”) filed for receivership, which is a reorganization under South Korean bankruptcy law. Navios Partners has reviewed the matter, as its Capesize vessel Navios Melodia is charted out to KLC. Navios Partners has provided 30-day notice to KLC demanding that the charter be affirmed or terminated.